SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period to
Commission file number 1-7260
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nortel Networks
Long-Term Investment Plan
(formerly the Northern Telecom Inc.
Long-Term Investment Plan)
220 Athens Way, Suite 300
Nashville, Tennessee 37228
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada, L6T 5P6

REQUIRED INFORMATION
Financial Statements and Exhibits

a)	Financial Statements

	Index to Financial Statements

	Nortel Networks Long-Term Investment Plan

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements as of and for the Years Ended December 31, 2005 and 2004:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-11

	Supplemental Schedule as of December 31, 2005:
	Schedule of Assets (Held at End of Year)	12

b)	Exhibits

	23.1 Consent of Deloitte & Touche LLP	13

Supplemental schedules other than those listed above have been omitted due to the absence of the conditions under which they are required.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Nortel Networks Long-Term Investment Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
By:	/s/ Karen E. Sledge
Karen E. Sledge
President, Nortel Networks Inc.

Date:  June  28, 2006

Nortel Networks Long-Term Investment Plan
Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Schedule of Assets (Held at End of Year)	12
Supplemental schedules other than the one listed above have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Nortel Networks Inc. and Participants of the
Nortel Networks Long-Term Investment Plan
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Nortel Networks Long-Term Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
As discussed in Note 7, effective March 2006, employee and employer matching contributions in the Plan were no longer invested in the Nortel Networks Corporation (“NNC”) Stock Fund, but were automatically invested in the Fixed Income Investment Fund. The suspension of these plan transactions was a result of the delay in the filing of the NNC annual report on Form 10-K for the year ended December 31, 2005, with the U.S. Securities and Exchange Commission. NNC ultimately filed its 2005 10-K on April 28, 2006. Effective June 6, 2006, concurrent with the filing of the NNC first quarter 2006 10-Q, all plan activities that were suspended were restored.
Dallas, Texas
June 22, 2006

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments, at fair value:
Nortel Networks Corporation common shares	$262,889,402	$268,284,240
Commingled funds	454,505,765	450,259,169
Mutual funds	739,339,454	678,863,407
Temporary investments	22,948,982	12,975,976
Participant loans receivable	28,692,715	28,162,056

	1,508,376,318	1,438,544,848
Group annuity contracts, at contract value	617,177,599	646,886,430

Total investments	2,125,553,917	2,085,431,278

Receivables:
Interest and dividends	2,702,687	167,060

Total receivables	2,702,687	167,060

LIABILITIES:
Due to broker for securities purchased	3,373,116	—
Accrued investment expenses	459,775	77,732

Total liabilities	3,832,891	77,732

NET ASSETS AVAILABLE FOR BENEFITS	$2,124,423,713	$2,085,520,606

The accompanying notes are an integral part of these financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Net appreciation/(depreciation) in fair value of investments:
Nortel Networks Corporation common shares	$(31,778,808)	$(40,132,811)
Common/Collective trust funds	25,373,400	47,998,538
Mutual funds	53,329,119	76,381,344
Other funds	(1,024)	505

Total net appreciation in fair value of investments	46,922,687	84,247,576
Interest and dividends	39,098,212	37,372,698

	86,020,899	121,620,274
Contributions:
Participant	103,983,502	111,977,534
Nortel Networks Inc.	42,195,007	49,047,838

	146,178,509	161,025,372

Total additions	232,199,408	282,645,646

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid to participants	(190,840,486)	(151,900,704)
Deemed distributions	(794,066)	—
Administrative expenses	(1,661,749)	(795,714)

Total deductions	(193,296,301)	(152,696,418)

NET INCREASE	38,903,107	129,949,228

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,085,520,606	1,955,571,378

End of year	$2,124,423,713	$2,085,520,606

The accompanying notes are an integral part of these financial statements.

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following brief description of the Nortel Networks Long-Term Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan, effective July 1, 1979, as amended and restated effective January 1, 2005, is a defined contribution plan for employees of Nortel Networks Inc. (“NNI”) and its participating subsidiaries and affiliates (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company established The Nortel Networks Long-Term Investment Plan Trust (the “Trust Agreement”) with The Northern Trust Company (“Northern Trust”), as trustee of the funds, effective November 3, 2003. Plan membership is available upon the employee’s employment commencement date to any employee of the Company, excluding employees governed by a collective bargaining agreement.

Contributions—Effective April 1, 2003, a participant may elect to contribute up to 50% of their eligible pre-tax compensation, as defined by the Plan document, up to a maximum of $14,000 and $13,000 for 2005 and 2004, respectively. Participant contributions to the Plan are made by means of payroll deductions during each regular payroll period. A participant may make rollover contributions directly from certain other qualified plans or from certain qualified special individual retirement accounts, which a participant may have established as a result of prior distributions from such qualified plans or accounts. Effective April 1, 2003, the Plan allows participants age 50 and older to make an additional “catch-up” contribution of up to $4,000 and $3,000 for 2005 and 2004, respectively.

Participants in the Plan elect one of three investment options to meet employees’ various retirement and investment objectives, with varying benefit options in the Plan and other post-retirement programs. Depending on the participant’s elected option, the Company contributes to the Plan 50%, 60%, or 100% of the participant’s contributions up to 6% of the participant’s eligible earnings.

Investment Options—Participants may elect to have the balance of their account and any current contributions invested in the following investment funds:
Allianz RCM Large-Cap Growth Fund
Barclay’s Masterworks Lifepath Funds (2000/2010/2020/2030/2040)
Fidelity Low-Priced Stock Fund
Fixed Income Investment Fund
Franklin Templeton Foreign Fund
Nortel Networks Stock Fund
NTGI Russell 1000 Value Equity Index Fund
NTGI S&P 500 Equity Index Fund

PIMCO (Pacific Investment Management Company) Total Return Fund Royce Premier Fund Scudder Lifecycle Long Range Fund Scudder Mid-Cap Growth Fund
The following is a summarized description of each investment option available in the Plan taken from each fund’s prospectus:
Allianz RCM Large-Cap Growth Fund: Beginning April 1, 2005, this fund was renamed from the PIMCO RCM Large-Cap Growth Fund to the Allianz RCM Large-Cap Growth Fund. The new name reflects PIMCO’s relationship with its corporate parent, Allianz AG. The name change did not result in any changes to the fund’s investment objectives or the fund’s ticker symbol.

The objective of the Allianz RCM Large-Cap Growth Fund is to provide long-term capital appreciation by investing at least 80% of its net assets in equity securities of U.S. companies with market capitalizations of at least $3 billion. The portfolio management team ordinarily looks for several of the following characteristics when analyzing specific companies for possible investment: higher than average growth and strong potential for capital appreciation; substantial capacity for growth in revenue, cash flow and/or earnings, through either an expanding market or expanding market share; a strong balance sheet; superior management; strong commitment to research and product development; and differentiated or superior products and services and a steady stream of new products and services.

Barclay’s Masterworks Lifepath Funds( 2000/2010/2020/2030/2040): These five funds invest in a blend of stock, bond, and money market instruments seeking to produce competitive returns over a set period of time. The portfolio changes its investment mix gradually as it approaches its target date. Within the five Masterworks Lifepath funds, investors may select a fund closest to the year they plan to retire. Masterworks Lifepath 2000 Fund is the most conservative of these funds and Masterworks Lifepath 2040 Fund is the most aggressive.

Fidelity Low-Priced Stock Fund: The objective of the fund is to provide capital appreciation through investment in either “growth” stocks or “value” stocks or both. Under normal circumstances, the fund will invest at least 80% of assets in low-priced stocks, defined as those priced at or below $35 per share, which can lead to investments in small- and medium-sized companies. The fund can also potentially invest in stocks not considered low-priced.

Fidelity Investments closed the Fidelity Low-Priced Stock Fund to all new participants as of the market close on July 30, 2004. Participants who already had a balance in this fund as of that date are able to continue to invest in the fund and can continue to request transfers, as well as make new contributions to the fund. Participants who did not have a balance in this fund as of July 30, 2004, are not able to invest in the fund, either by requesting transfers or making new contributions into the Fund.

Fixed Income Investment Fund: The objective of the fund is to provide stability of principal with potentially higher returns than money market funds over most time periods. The fund is comprised primarily of investment contracts and securities carried at book value to protect the portfolio from gains and losses associated with interest rate movements.

The contracts and securities held by this fund are with various insurance companies or other financial institutions. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

Franklin Templeton Foreign Fund: The objective of the fund is to provide long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Under normal circumstances, the fund will invest at least 80% of its net assets in “foreign securities”, which may include emerging markets. When choosing equity investments for this fund, the manager applies a “bottom-up”, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the manager’s evaluation of the company’s long-term earnings, asset value, and cash flow potential.

Nortel Networks Stock Fund: This fund is primarily comprised of Nortel Networks Corporation (“NNC”) common shares, with a percentage of assets in cash-equivalents for liquidity purposes. This company stock fund is not diversified, and therefore is considered riskier than other “diversified” broad market funds.

NTGI Russell 1000 Value Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Russell 1000 Value Index. This index is commonly used to represent the large cap segment of the U.S. equity market with a focus on the “value” style of investing. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

NTGI S&P 500 Equity Index Fund: The objective of the fund is to approximate the risk and return characteristics of the Standard and Poor’s (“S&P”) 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market and tracks 500 companies considered to be representative of the United States economy. The fund employs a replication technique which generally seeks to hold each index constituent in its proportional index weight.

PIMCO Total Return Fund: The object of the fund is to seek maximum total return, consistent with preservation of capital and prudent investment management. This fund invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities under normal circumstances. The average portfolio duration of this fund normally varies within a three- to six-year time frame based on PIMCO’s forecast for interest rates.

Royce Premier Fund: The objective of the fund is to provide long-term growth of capital. The fund generally invests in a limited number of equity securities issued by small companies with stock market capitalizations between $500 million and $2.5 billion. The fund looks for companies that it considers “premier”, or those that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Under normal circumstances, the fund will invest at least 80% of its net assets in the equity securities of such premier companies, with at least 65% of these securities being issued by companies with stock market capitalizations of less than $2.5 billion.

Scudder Lifecycle Long Range Fund: The objective of the fund is to provide high total return with reduced risk over the long-term. The fund invests primarily in three principal asset classes: stocks, bonds, and short-term instruments. The investment advisor will generally allocate the largest portion of its assets to stocks, with smaller allocations to bonds and short- term instruments. The fund regularly uses derivatives to increase or decrease its exposure to the various asset classes.

Scudder Mid-Cap Growth Fund: The objective of the fund is to provide long-term capital growth through investments primarily in equity securities of medium-sized growth-oriented companies. Under normal circumstances, the fund will invest at least 80% of its assets in companies with market caps within the market capitalization range of the Russell Mid Cap Growth Index or securities with equity characteristics that provide exposure to those companies.
Effective February 6, 2006, Scudder Investments changed its name to DWS Scudder and the Scudder funds were renamed DWS funds. The DWS Scudder name represents the alignment of Scudder with all of Deutsche Bank’s mutual fund operations around the globe. However, this name change did not result in a change to the investment objective of the underlying fund.
Vesting—Participants are immediately vested in their participant contributions and any rollover contributions made to the Plan. In addition, participants are immediately vested in the Company contributions made to the Plan.
Withdrawals—Upon proper notification to the Company, participants may withdraw all or any part of, but not less than $100, the value of participant and Company contributions plus earnings, subject to certain restrictions. If the value of Company contributions being withdrawn is invested in NNC common shares and represents fewer than 50 common shares, the distribution will be made in cash. If the value of Company contributions represents 50 common shares or more, the participant may request cash or share distribution, provided that, in the event a participant requests a share distribution, at least 50 common shares are distributed.
When a withdrawal is made, the entire distribution is subject to federal income tax, at ordinary income rates, except for any portion that is rolled over to another employer’s qualified plan or an individual retirement account (“IRA”). If the participant makes a withdrawal prior to reaching age 59 1/2, the amount distributed is generally subject to an additional 10% penalty.
Payment of Benefits—A participant who retires from employment with the Company after age 65 or who is terminated after age 59 1/2 is eligible for distribution of their account balance in the form of a lump sum payment or installment payments. A participant who terminates employment with the Company for any other reason is eligible only for a lump sum distribution of their vested account balance. As of December 31, 2005 and 2004, there was $2,024,465 and $2,866,078 of payments to participants or their beneficiaries for which applications were received prior to year end that the Plan disbursed in the following fiscal years 2006 and 2005, respectively.

Loans—Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the vested portion of their total account value, reduced by the participant’s highest outstanding loan balance from the Plan during the twelve month period ending on the day before the date on which the loan is made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund, a holding account for participant loans receivable. Loan terms range from 1-5 years for all loans except loans for mortgage purposes which may be repaid over a period of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prime plus one percent as determined by Northern Trust. Interest rates ranged from 5.00% to 10.50% on outstanding loans at December 31, 2005. Principal and interest are paid ratably through biweekly payroll deductions. Participants may not have more than one Plan loan outstanding at a time and loans are not available to participants who have previously defaulted on a Plan loan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation—Plan investments in Nortel Networks Corporation (“NNC”) common shares are valued at the last reported sales price, as quoted on the New York Stock Exchange, on December 30, 2005 and December 31, 2004. Plan investments in securities investment funds are valued based upon the fair value of the commingled funds, together with any uninvested cash, accrued income or assets, and any dividends which have been declared but remain unpaid as of the calculation date, less all transaction costs such as brokerage commissions.

The investment contracts (“Contracts”) in the Fixed Income Investment Fund are included in the financial statements at contract value, which represents contributions made under the contract, plus accumulated earnings, less withdrawals and administrative expenses. The contract value and fair value of the Contracts were $617,177,599 and $611,677,557, respectively, at December 31, 2005, and $646,886,430 and $659,229,567, respectively, at December 31, 2004. Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2005 and 2004. The average yield of the Contracts during 2005 and 2004 was 4.75% and 4.72%, respectively. The average crediting interest rate for the Contracts at December 31, 2005 and 2004 was 4.80% and 4.76%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer.

Plan investments in participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments are recorded when paid.

Administrative Expenses—All administrative expenses may be paid by the Plan to the extent permissible by law. However, for the years ended December 31, 2005 and 2004, the Company elected to pay all such administrative expenses except those related to participants’ investment transactions and trustee fees.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will affect the amounts reported in the statements of net assets available for benefits.

3.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

4.	INTERNAL REVENUE SERVICE STATUS

As of January 14, 2004, the Internal Revenue Service has determined that the Plan is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code (the “Code”). Therefore, no provision for income taxes has been included in the Plan’s financial statements. Company contributions and participant contributions may be excluded from the gross income of the participants for whom such contributions are made.

5.	INVESTMENTS

Investments of the Plan that represent five percent (5%) or more of net assets available for benefits are as follows:
As of December 31, 2005

* Nortel Networks Corp Common Shares	$262,889,402
NTGI S&P500 Equity Index Fund	256,169,620
Fidelity Low-Priced Stock Fund	243,264,402
Scudder Mid-Cap Growth Fund	182,835,629
IXIS Financial Product — Contract #WR 1173-001	177,287,804
Monumental Life — Contract #ADA00262TR	133,645,700
NTGI Russell 1000 Value Equity Index Fund	128,613,816
JP Morgan Chase — Contract #ANORTH01	121,298,664
Franklin Templeton Foreign Fund	108,951,299
As of December 31, 2004

NTGI S&P500 Equity Index Fund	$270,273,144
* Nortel Networks Corp Common Shares	268,284,240
Fidelity Low-Priced Stock Fund	250,851,789
IXIS Financial Product (formerly CDC) — Contract #WR 1173-001	185,635,635
Scudder Mid-Cap Growth Fund	157,724,763
JP Morgan Chase — Contract #ANORTH01	132,422,603
Monumental Life — Contract #ADA00262TR	119,247,200
NTGI Russell 1000 Value Equity Index Fund	118,004,761
Monumental Life — Contract #ADA00200TR	110,284,758
* Indicates a party-in-interest.
6.	COMMITMENTS AND CONTINGENCIES

On September 12, 2003, a complaint consolidating three different putative class actions was filed against NNC, NNI, and various named individuals and committees regarding their purported responsibilities as fiduciaries of the Plan. On June 15, 2004, the plaintiffs filed a First Amended Consolidated Class Action Complaint that added additional current and former officers and employees as defendants and expanded the purported class period to extend from March 7, 2000 through to June 15, 2004. On June 17, 2005, the plaintiffs filed a Second Amended Consolidated Class Action Complaint that added additional current and former directors, officers and employees as defendants and alleged breach of fiduciary duty on behalf of the Plan and as a purported class action on behalf of participants and beneficiaries of the Plan who held shares of the Nortel Networks Stock Fund during the period from March 7, 2000 through June 17, 2005. On July 8, 2005, the defendants filed a Renewed Motion to Dismiss Plaintiffs’ Second Amended Class Action Complaint. On July 29, 2005, plaintiffs filed an opposition to the motion, and defendants filed a reply memorandum on August 12, 2005. On March 30, 2006, the defendants filed an additional Motion to Dismiss raising the jurisdictional challenge of standing. On April 17, 2006, plaintiffs filed an opposition to the motion, and defendants filed a reply brief on May 4, 2006. The Court has not ruled on the outstanding motions. The Plan is unable to determine the impact of these matters, if any, on the Plan participants or the Plan’s financial status or changes therein. None of these lawsuits name the Plan as a defendant.

7.	SUBSEQUENT EVENTS

A.	On March 10, 2006, NNC announced plans to restate its financial results for 2003, 2004, and the first nine months of 2005, with adjustments to periods prior to 2003, primarily due to revenue incorrectly recognized in prior periods that should have been deferred to future periods. The restatement adjustments were identified primarily through an extensive contract review undertaken as part of remedial efforts to compensate for previously reported internal control deficiencies and through discussions with NNC’s independent auditors as part of their audit of NNC’s 2005 financial results.

As a result of the restatement announcement and a delay in the filing with the U.S. Securities and Exchange Commission (SEC) of NNC’s annual reports on Form 10-K for the year ended December 31, 2005, and of NNC’s quarterly reports on Form 10-Q for the quarter ended March 31, 2006, certain transactions in the Plan were suspended.

Effective March 10, 2006, employee and employer matching contributions in the Plan were no longer invested in the Nortel Networks Corporation Stock Fund (“NNC Stock Fund”) and instead were automatically invested in the Fixed Income Investment Fund. Employees were allowed to change the investment option to any of the other investment funds available under the Plan. If no elections were made, then the employee and employer matching contributions continued to be invested in the Fixed Income Investment Fund.

In addition, employees were not able to transfer their account balance held in other investment funds to the NNC Stock Fund. However, employees had the option to transfer their account balance held in the NNC Stock Fund to any of the other investment funds or withdraw balances in the NNC Stock Fund to the extent permitted under the Plan. During this suspension period, any employee withdrawals in the NNC Stock Fund could only be made in cash.

On April 28, 2006, NNC announced that the restatements were completed and the Company had filed its 2005 Annual Report on Form 10-K. On June 6, 2006, NNC announced that it had filed its first quarter 2006 Quarterly Reports on Form 10-Q.

As NNC has brought current all of its required financial reporting, all plan activities that were suspended have been restored effective June 6, 2006, including the ability for Plan participants to: (a) invest in the NNC Stock Fund, (b) transfer the account held in other investment funds to the NNC Stock Fund, and (c) receive share certificates or cash when withdrawing funds from the NNC Stock Fund.

B.	In June 2006, the Company approved significant changes to the Plan effective January 1, 2008. The Plan will have a change in the Company match formula and will become the primary retirement plan for employees of Nortel Networks Inc. and subsidiaries. This new formula will provide a 2% automatic Company contribution for all Plan participants regardless of contribution level, and a 50% Company match on the first 6% of a participant’s eligible earnings contributed to the Plan, for a maximum 5% Company contribution.
******

NORTEL NETWORKS LONG-TERM INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Description of Investment Including
Identity of Issuer, Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par or Maturity Value	Value
Cash & Cash Equivalents	Common/Collective Trust	$22,948,982
Barclays’ Masterworks Lifepath 2000 Fund	Common/Collective Trust	7,926,841
Barclays’ Masterworks Lifepath 2010 Fund	Common/Collective Trust	7,217,572
Barclays’ Masterworks Lifepath 2020 Fund	Common/Collective Trust	14,816,940
Barclays’ Masterworks Lifepath 2030 Fund	Common/Collective Trust	17,120,320
Barclays’ Masterworks Lifepath 2040 Fund	Common/Collective Trust	22,640,656
NTGI Russell 1000 Value Equity Index Fund	Common/Collective Trust	128,613,816
NTGI S&P500 Equity Index Fund	Common/Collective Trust	256,169,620

Fixed Income Investment Fund:
Protective Life Insurance — Contract #1713	GIC, 5.91%, 12/06/06	10,497,344
Bank of America — Contract #04-012	Synthetic GIC	76,527,380
IXIS Financial Product — Contract #WR1173-001	Synthetic GIC	177,287,804
JP Morgan Chase — Contract #ANORTH01	Synthetic GIC	121,298,664
Monumental Life — Contract #ADA00200TR	Synthetic GIC	97,920,707
Monumental Life — Contract #ADA00262TR	Synthetic GIC	133,645,700

		617,177,599

Allianz RCM Large-Cap Growth Fund	Mutual Fund	42,319,580
Fidelity Low-Priced Stock Fund	Mutual Fund	243,264,402
Franklin Templeton Foreign Fund	Mutual Fund	108,951,299
PIMCO Total Return Fund	Mutual Fund	60,964,447
Royce Premier Fund	Mutual Fund	22,591,882
Scudder Lifecycle Long Range Fund	Mutual Fund	78,412,215
Scudder Mid-Cap Growth Fund	Mutual Fund	182,835,629

* Nortel Networks Corp Common Shares	Common Stock	262,889,402

* Participant Loans	Interest rates range from 5.00% to 10.50%
	and maturity dates range from 1/6/2006 and 12/18/2020	28,692,715

Total Investments		$2,125,553,917

* Indicates a party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.